

April 17, 2015

<u>Via E-mail</u>
Peter H. Nachtwey
Chief Financial Officer
Legg Mason, Inc.
100 International Drive
Baltimore, Maryland 21202

      Re: **Legg Mason, Inc.**
              Form 10-K for the Fiscal Year Ended March 31, 2014
              Filed May 23, 2014
              File No. 001-08529

Dear Mr. Nachtwey:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Hugh West

                        Hugh West
                        Accounting Branch Chief